Exhibit 99.1

LORUS THERAPEUTICS INC.

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the special meeting of securityholders of Lorus Therapeutics Inc. held on June 25, 2007.

Description of Matter	Outcome of Vote

Resolution to approve a proposed plan of arrangement involving Lorus Therapeutics Inc., NuChem Pharmaceuticals Inc., GeneSense Technologies Inc., 6650309 Canada Inc., Pinnacle International Lands, Inc. and 6707157 Canada Inc.

Resolution passed by the required majorities.  Details of the voting as follows:

1.  Vote of all Securityholders:
Total votes cast in favour:  106,423,847 (99.39%)
Total votes cast against:  651,818 (0.61%)

2.  Vote of Minority Shareholders Only:
Total votes cast in favour:  48,210,493 (98.7%)
Total votes cast against:     637,218 (1.3%)

DATED this 26th day of June, 2007.

LORUS THERAPEUTICS INC.

By: (signed) Aiping Young, President and Chief Executive Officer